UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401—9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: June 27, 2012	By:	Signed:	/s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: June 27, 2012	By:	Signed:	/s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Immediate Release

Rick George Steps Down From CP’s Board of Directors

Calgary, AB, June 26 2012—Canadian Pacific Railway (TSX: CP) (NYSE: CP) today advised that Rick George has resigned from the CP Board of Directors.

“Rick has made a strong contribution to the Board, providing valuable insight and guidance. The Board wishes to thank him for his many contributions to the Company, particularly his leadership in the Board’s search for a new CEO,” said Paul Haggis, Chairman of the Board.

At this time the Board does not intend to fill the vacancy created by Mr. George’s departure.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:

Media

Mark Seland

Tel.: 403-540-7178

24/7 Media Pager: 855-242-3674

email: Mark_Seland@cpr.ca

Investment Community

Janet Weiss

Tel.: 403-319-3591

email: investor@cpr.ca